

Mail Stop 3561

January 11, 2018

Martin Francisco Antranik Eurnekian
Chief Executive Officer
Corporación América Airports S.A.
4, rue de la Grêve
L-1643, Luxembourg

> **Re: Corporación América Airports S.A.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed January 10, 2018**
> **File No. 333-221916**

Dear Mr. Eurnekian:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 5, 2018 letter.

Capitalization, page 59

1. To the extent material to an understanding by investors, please include details on any material increase in the net amount of debt depicted in the "Further Adjusted" column. As appropriate, give consideration to the transactions in debt subsequent to September 30, 2017 disclosed under "Description of Indebtedness" starting on page 206.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 72</u>

<u>Liquidity and Capital Resources, page 104</u>

<u>Cash Flows, page 105</u>

<u>Years ended December 31, 2016 and 2015, page 106</u>

<u>Operating Activities, page 106</u>

2. Your revised disclosure states that $86.8 million of the $129.2 million increase in net cash provided by operating activities in 2016 compared to 2015 was due to an increase in trade payables and other liabilities in 2016. It appears from your response to prior comment 2 this increase in trade payables and other liabilities in 2016 as compared to 2015 was due to "higher payments of trade payables and other liabilities in 2015." Please revise your disclosure accordingly.

<u>Management, page 215</u>

<u>Compensation, page 218</u>

3. We note your response to our prior comment 4 that the final amounts for your 2017 executive compensation disclosure are not yet available. If practicable, please revise to disclose your 2017 executive compensation prior to effectiveness, and, if not, please tell us if you have reason to believe that your 2017 executive compensation will be materially different from the 2016 executive compensation. If you believe that the 2017 executive compensation will be materially different, please disclose.

<u>Taxation, page 231</u>

<u>Argentine Tax Considerations, page 237</u>

4. We note the disclosure that you have added regarding Argentine tax considerations. Please add related risk factor disclosure, or tell us why you do not believe this presents a material risk.

<u>Underwriting, page 239</u>

5. Please disclose the allocation between the selling shareholder and the company if the over-allotment is not exercised in full.

       You may contact Heather Clark at (202) 551-3624 or Douglas Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3584 with any other questions.

                                                    Sincerely,

                                                   /s/ Laura Nicholson

                                                   Laura Nicholson
                                                   Special Counsel
                                                   Office of Transportation and Leisure

cc: Marc Rossell
       Greenberg Traurig, LLP